SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13G

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                                EQUITY ONE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    294752100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages

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CUSIP NO. 294752100               SCHEDULE 13G                PAGE 2 OF 11 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 CHAIM KATZMAN
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 ISRAEL
--------------------------------------------------------------------------------
         NUMBER OF                   5    SOLE VOTING POWER          296,990(1)
          SHARES                   --------------------------------------------
        BENEFICIALLY                 6    SHARED VOTING POWER      6,126,913(1)
          OWNED BY                  --------------------------------------------
           EACH                      7    SOLE DISPOSITIVE POWER     296,990(1)
         REPORTING                  --------------------------------------------
        PERSON WITH                  8    SHARED DISPOSITIVE POWER 6,126,913(1)
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 6,423,903
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 57.1%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  See Item 4 herein.

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CUSIP NO. 294752100               SCHEDULE 13G                PAGE 3 OF 11 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 M.G.N. (USA), INC.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 NEVADA
--------------------------------------------------------------------------------
         NUMBER OF                   5    SOLE VOTING POWER        2,534,500(1)
          SHARES                   --------------------------------------------
        BENEFICIALLY                 6    SHARED VOTING POWER              0
          OWNED BY                  --------------------------------------------
           EACH                      7    SOLE DISPOSITIVE POWER   2,534,500(1)
         REPORTING                  --------------------------------------------
        PERSON WITH                  8    SHARED DISPOSITIVE POWER         0
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,534,500
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 23.8%(1)
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                 CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  See Item 4 herein.

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CUSIP NO. 294752100               SCHEDULE 13G                PAGE 4 OF 11 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 GAZIT (1995), INC.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 NEVADA
--------------------------------------------------------------------------------
         NUMBER OF                   5    SOLE VOTING POWER        2,370,069(1)
          SHARES                   --------------------------------------------
        BENEFICIALLY                 6    SHARED VOTING POWER              0
          OWNED BY                  --------------------------------------------
           EACH                      7    SOLE DISPOSITIVE POWER   2,370,069(1)
         REPORTING                  --------------------------------------------
        PERSON WITH                  8    SHARED DISPOSITIVE POWER         0
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,370,069
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 22.2%(1)
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                 CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  See Item 4 herein.

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CUSIP NO. 294752100               SCHEDULE 13G                PAGE 5 OF 11 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 GLOBE REIT INVESTMENTS, LTD.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 ISRAEL
--------------------------------------------------------------------------------
         NUMBER OF                   5    SOLE VOTING POWER        3,594,500(1)
          SHARES                   --------------------------------------------
        BENEFICIALLY                 6    SHARED VOTING POWER              0
          OWNED BY                  --------------------------------------------
           EACH                      7    SOLE DISPOSITIVE POWER   3,594,500(1)
         REPORTING                  --------------------------------------------
        PERSON WITH                  8    SHARED DISPOSITIVE POWER         0
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,594,500
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
                                                                          [ ](2)
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 33.8%(1)
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                 CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  See Item 4 herein.

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CUSIP NO. 294752100               SCHEDULE 13G                PAGE 6 OF 11 PAGES
-------------------                                           ------------------


ITEM 1(A).        NAME OF ISSUER.

                  Equity One, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  1600 N.E. Miami Gardens Drive, Suite 200
                  North Miami Beach, FL  33179

ITEM 2(A).        NAME OF PERSON FILING.

                  This statement is filed on behalf of Chaim Katzman, an individual, M.G.N. (USA), Inc., a Nevada corporation, Gazit
                  (1995), Inc., a Nevada corporation and Globe Reit Investments, Ltd., an Israeli corporation (each, a "Reporting Person," and collectively, the "Reporting Persons").

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                  The address of the principal business office for each Reporting Person is:

                  1600 N.E. Miami Gardens Drive, Suite 200
                  North Miami Beach, FL  33179

ITEM 2(C).        CITIZENSHIP.

                  Chaim Katzman is a citizen of Israel.

                  Each of M.G.N. (USA), Inc. and Gazit (1995), Inc. was organized under the laws of the State of Nevada. Globe Reit Investments, Ltd. was organized under the laws of Israel.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $.01 per share

ITEM 2(E).        CUSIP NUMBER.

                  294752100

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B),
                  OR 13D-2(B) OR (C), IDENTIFY THE STATUS OF THE PERSON FILING.

                  Not applicable.

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CUSIP NO. 294752100               SCHEDULE 13G                PAGE 7 OF 11 PAGES
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ITEM 4.           OWNERSHIP.

                                                      AMOUNT
REPORTING PERSON                               BENEFICIALLY OWNED(1)                   PERCENT OF CLASS(1)
----------------------------------------       ---------------------                   -------------------
Chaim Katzman                                      6,423,903(2)                                57.1%
M.G.N. (USA), Inc.                                 2,534,500(3)                                23.8%
Gazit (1995), Inc.                                 2,370,069(4)                                22.2%
Globe Reit Investments, Ltd.                       3,594,500(5)                                33.8%

                                                    POWER TO VOTE                        POWER TO DISPOSE
                                           -------------------------------        -------------------------------
REPORTING PERSON                              SOLE               SHARED              SOLE               SHARED
---------------------------------------    ------------       ------------        ------------       ------------
Chaim Katzman                                296,990          6,126,913(2)          296,990          6,126,913(2)
M.G.N. (USA), Inc.                         2,534,500(3)               0           2,534,500(3)               0
Gazit (1995), Inc.                         2,370,069(4)               0           2,370,069(4)               0
Globe Reit Investments, Ltd.               3,594,500(5)               0           3,594,500(5)               0

------------------
(1) Calculated on the basis of 10,238,528 shares of Common Stock outstanding on December 31, 1998.

(2) Includes (i) 2,135,740 shares owned by M.G.N. (USA), Inc., (ii) 1,924,833 shares owned by Gazit (1995), Inc., (iii) 1,060,000 shares owned by Globe Reit Investments, Ltd., (iv) 100,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Katzman under the 1995 Stock Option Plan, which options are currently exercisable, (v) 398,760 shares of Common Stock issuable upon the exercise of presently exercisable warrants to purchase Common Stock owned by M.G.N. (USA), Inc., (vi) 445,336 shares of Common Stock issuable upon the exercise of presently exercisable warrants to purchase Common Stock held by Gazit (1995), Inc. and (vii) 62,344 shares of Common Stock issuable to Mr. Katzman as custodian for his minor children upon exercisable warrants to purchase Common Stock. Mr. Katzman is President of each of M.G.N. (USA) Inc. and Gazit (1995), Inc. and a director of Globe Reit Investments, Ltd.

(3) Includes 398,760 shares of Common Stock issuable upon the exercise of presently exercisable warrants to purchase Common Stock.

(4) Includes 445,236 shares of Common Stock issuable upon the exercise of presently exercisable warrants to purchase Common Stock.

(5) Includes (i) 2,135,740 shares owned by M.G.N. (USA), Inc., a wholly-owned subsidiary of Globe Reit Investments, Ltd. and (ii) 398,760 shares of Common Stock issuable upon the exercise of presently exercisable warrants to purchase Common Stock owned by M.G.N. (USA), Inc.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

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CUSIP NO. 294752100               SCHEDULE 13G                PAGE 8 OF 11 PAGES
-------------------                                           ------------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  See Exhibit A hereto.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not Applicable.

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CUSIP NO. 294752100               SCHEDULE 13G                PAGE 9 OF 11 PAGES
-------------------                                           ------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1999                      /S/ CHAIM KATZMAN
                                       -----------------------------------------
                                       CHAIM KATZMAN

                                       M.G.N. (USA), INC.,
                                         a Nevada corporation

                                       By: /S/ CHAIM KATZMAN
                                           -------------------------------------
                                           Chaim Katzman, President

                                       GAZIT (1995), INC.,
                                         a Nevada corporation

                                       By: /S/ CHAIM KATZMAN
                                           -------------------------------------
                                           Chaim Katzman, President

                                       GLOBE REIT INVESTMENTS, LTD.,
                                         a Israeli corporation

                                       By: /S/ CHAIM KATZMAN
                                           -------------------------------------
                                           Chaim Katzman, Director

-------------------                                          -------------------
CUSIP NO. 294752100               SCHEDULE 13G               PAGE 10 OF 11 PAGES
-------------------                                          -------------------




                                    EXHIBIT A

                            THE MEMBERS OF THE GROUP

Chaim Katzman, an individual

M.G.N. (USA), Inc., a Nevada corporation

Gazit (1995), Inc., a Nevada corporation

Globe Reit Investments, Ltd., an Israeli corporation

         The principal place of business for each member of the group is 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179.

-------------------                                          -------------------
CUSIP NO. 294752100               SCHEDULE 13G               PAGE 11 OF 11 PAGES
-------------------                                          -------------------


                                    EXHIBIT B

                            THE MEMBERS OF THE GROUP

         Pursuant to Rule 13d-1(k)(1), the undersigned hereby consent to the joint filing of a single statement on their behalf.

February 12, 1999                      /S/ CHAIM KATZMAN
                                       -----------------------------------------
                                       CHAIM KATZMAN

                                       M.G.N. (USA), INC.,
                                         a Nevada corporation

                                       By: /S/ CHAIM KATZMAN
                                           -------------------------------------
                                           Chaim Katzman, President

                                       GAZIT (1995), INC.,
                                         a Nevada corporation

                                       By: /S/ CHAIM KATZMAN
                                           -------------------------------------
                                           Chaim Katzman, President

                                       GLOBE REIT INVESTMENTS, LTD.,
                                         a Israeli corporation

                                       By: /S/ CHAIM KATZMAN
                                           -------------------------------------
                                           Chaim Katzman, Director